June 15, 2005

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D. C. 20549

File No. 000-17988

Dear Mr. Rosenberg:

This letter is a second response to your letter of May 11, 2005 in response to our letter of April 25, 2005 in response to your letter of April 13, 2005 regarding Neogen Corporation’s Form 10-K for the fiscal year ended May 31, 2004 (the filing).

Neogen Corporation (the Company) acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; it understands that United States Securities and Exchange Commission (Commission) staff (Staff) comments or changes in disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the year ended May 31, 2004

Notes to Consolidated Financial Statements

Summary of Accounting Policies—Goodwill and Intangible Assets, page F-7

Staff Comment

1. In your response to comment #2, we noted that you saw no evidence that resulted in the conclusion that: (a) the useful life elected for the customer relationships was inappropriate or (b) any diminution of the customer base was on anything but a straight line ratable basis. Based on this, it would appear that (i) the customer base decreases each year over the useful life and (ii) that you would receive less and less benefit for the customer relationships in each succeeding year of the useful life. As it is still unclear why amortizing the customer relationships on a straight-line basis is appropriate, please further clarify for us how this accounting policy is appropriate.

620 Lesher Place, Lansing MI 48912

517/372-9200 • 800/234-5333 • fax: 517/372-0108

neogen-info@neogen.com • www.neogen.com

Company Response

As stated in the Company’s letter dated April 25, 2005, the Customer Relationship Intangible (CRI) arose in connection with the November 23, 2003 acquisitions of Hacco, Inc. and Hess & Clark, Inc. These companies are in the business of selling agricultural rodenticides and disinfectants principally in North and South America. In the United States and most international markets, rodenticides must be registered by federal and state regulatory authorities. This process is both expensive and time consuming. This factor provides a significant barrier to market entry. Additionally, the products have a high level of brand identity that decreases the willingness of customers to change suppliers. Finally, most of the customers for these products are reselling distributors and, although demanding, generally have a high degree of loyalty. Consequently, turnover among the customer base is generally low. Reliable customer turnover statistics were not available from the selling company; therefore management’s historical experience with other like products was used as a basis for estimating both the life and the method of amortization.

Specifically with respect to the Hacco and Hess & Clark acquisitions a comparison of the full year ended April 30, 2005 with available statistics at or about the time of the acquisition show a loss of 6 customers with sales totaling $70,000 of the total of 177 customers acquired. Sales to the remaining 171 customers have increased 15% when compared to the last available full year sales under prior ownership. This information indicates that these accounts are currently very stable, and we anticipate that the majority of them will exist as customers indefinitely..

Following discussions with the Staff, we have reevaluated our position regarding the use of the straight-line basis of amortization of the cost of the CRI. Beginning June 1, 2004, we will use an accelerated method of amortization over the 20-year expected useful life. This will result in a higher percentage of the overall amortization expense being recognized in the earlier years following acquisition. We have also eliminated from this calculation the value of any customer relationships that are expected to be indefinite-lived and will reclassify this portion of the CRI to a non-amortizable category. The net effect of these changes is immaterial to any previously issued annual or quarterly financial statements and does not affect the trend of earnings. On a yearly basis, we will challenge these assumptions as part of our review for impairment of intangible assets. We will also enhance our disclosures of management’s accounting for intangible assets in the critical accounting policies section of the Company’s Form 10-K and notes to the consolidated financial statements.

The Company trusts that you find these comments responsive to your observations and questions and remains prepared to provide any additional information that you may require.

Sincerely,

/s/ James L. Herbert
James L. Herbert
President & CEO

/s/ Richard R. Current
Richard R. Current
Vice President & CFO